SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Ablynx NV

(Name of Issuer)

Ordinary Shares, no nominal value

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

ISIN BE0003877942 (Ordinary Shares)

CUSIP 00372Y105 (American Depositary Shares)

(CUSIP Number)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, rue La Boétie, 75008

Paris, France

Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.

Matthew Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886F 10 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SANOFI I.R.S. Identification No. 133529324
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,001,392
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,001,392
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,001,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 1 (this “Amendment No. 1”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on May 25, 2018, as amended (the “Schedule 13D”) and is filed by Sanofi (“Sanofi” or the “Reporting Person”) with respect to the (i) ordinary shares, no nominal value (the “Shares”), of Ablynx NV, a Belgian naamloze vennootschap (the “Company”), which trade on the Euronext Brussels and (ii) ordinary Shares represented by American Depositary Shares of the Company (each, an “ADS” and collectively, “ADSs”) issued by JPMorgan Chase Bank, N.A., acting as depositary (the “Depositary”), pursuant to that certain Deposit Agreement, dated as of September 5, 2014, among the Company, the Depositary and all holders from time to time of American depositary receipts issued thereunder (as amended, the “Deposit Agreement”), which trade on the NASDAQ Global Select Market. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

As previously announced on June 12, 2018, upon expiration of the Squeeze-Out period, 2,893,201 Shares (including of 7,163 Shares represented by ADSs) and 8 Bonds were tendered in the Squeeze-Out period.

The Securities tendered during the Squeeze-Out period are expected to be settled on or about June 19, 2018.

All Shares (including all Shares represented by ADSs) and all Bonds not tendered during the Squeeze-Out period are deemed transferred to Sanofi by operation of law. The funds required for the payment of the price thereof are kept with the Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des dépôts et consignations). The former Ablynx holders of these Securities retain the right to receive EUR 45.00 per share (or ADS) and EUR 393,700.78 per Bond. In order to receive these amounts, they must contact the Bank for Official Deposits, where the funds will remain available. Holders of ADSs who did not previously tender into the U.S. Offer prior to the end of the Squeeze-Out period will have the right to receive the Offer Price.

Except as set forth in the Schedule 13D (including any information incorporated by reference) and in connection with the transactions described above, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Rule 13d-101.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is supplemented as follows:

(a) and (b) As of June 19, 2018, Offeror was the direct record owner of and may be deemed to have sole voting and sole dispositive power with respect to 78,001,392 Shares, representing 100% of the issued and outstanding Shares.

(c) The information set forth under Items 3 and 4 of the Schedule 13D is incorporated herein by reference.

The Squeeze-Out period of the Offers expired at 5:00 p.m., New York City time, on June 12, 2018.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANOFI

By:	/s/ Karen Linehan

Name:	Karen Linehan

Title:	Executive Vice President and General Counsel

Date:	June 19, 2018

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